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                               April 16, 2021

       Hassan Baqar
       Chief Financial Officer
       FG New America Acquisition Corp.
       105 S. Maple Street
       Itasca, IL 60143

                                                        Re: FG New America
Acquisition Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed March 18,
2021
                                                            File No. 001-39550

       Dear Mr. Baqar:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       Certain Defined Terms, page 1

   1. Please revise to disclose and clearly compare and contrast the terms and contractual rights of Retained OppFi Units
and Newly Issued OppFi units.
   2. Please revise to include all significant defined terms in this section. For instance, include
                                                        Earnout Units, Earnout
Voting Shares, OppFi Units, etc.
       Why am I receiving this proxy statement?, page 17

   3.                                                   We note you disclose
here and in other parts of the document that,    the Company is
                                                        expected to own,
directly or indirectly, approximately 38% of the OppFi Units and will control OppFi.
Please revise to more clearly disclose, similar to page 120, that the
                                                        Members will have a
controlling voting interest in the post-combination company and will therefore control
OppFi.
 Hassan Baqar
FirstName   LastNameHassan
FG New America    AcquisitionBaqar
                              Corp.
Comapany
April       NameFG New America Acquisition Corp.
       16, 2021
April 216, 2021 Page 2
Page
FirstName LastName
Parties to the Business Combination - OFS, page 35

4. Please revise to disclose why OFS was formed for the purpose of the business combination and describe its function in the business combination. Please clarify the ownership of OFS.
Organizational Structure, page 38

5. Please revise to disclose a table showing the number of each type of OppFi Inc. shares outstanding (Class A, Class V, etc.) after the business combination detailing the number that each group (Current FGNA stockholders, Members, etc.) will hold.
6. Please revise to disclose a table showing the number of OppFi Units outstanding after the business combination detailing the number that each entity will hold. Risk Factors
Substantially all of our revenue is derived from a single loan product..., page
59

7. Please revise to quantify, either here or elsewhere in your filing, the default rate of loans facilitated by your platform in recent periods.
If we are unable to manage the risks associated with fraudulent activity..., page 63

8. Please revise to clarify whether you have experienced any material business or reputational harm as a result of fraudulent activities in the past. If so, and if material, please also quantify the amount by which such past fraudulent activities have increased your costs. Please also revise to explain the "limited situations" in which you "cover certain fraud losses" of your bank partners and investors in your loan funding programs, as referenced in this risk factor.
If we are unable to manage the risks related to our loan servicing and collections obligations..., page 66

9. Please disclose in greater detail, either here or elsewhere in the filing, OppFi's experience handling collections and the collection procedures currently in place. We are subject to or facilitate compliance with a variety of federal, state, and local laws,..., page
82

10. Please expand the subheading of this risk factor to clearly state the risks disclosed. Please also clarify the risk in the subheading on page 86: "We have been in the past and may in the future be subject to federal and state regulatory inquiries regarding our business."
The Unaudited Pro Forma Combined Financial Statements, page 118

11. Please note that Article 11 of Regulation S-X was amended by SEC Release No. 33-10786 which revised the pro forma terminology and the basis for pro forma adjustments. Please
 Hassan Baqar
FirstName   LastNameHassan
FG New America    AcquisitionBaqar
                              Corp.
Comapany
April       NameFG New America Acquisition Corp.
       16, 2021
April 316, 2021 Page 3
Page
FirstName LastName
         revise your pro forma discussion and pro forma adjustments to conform to the updated guidance.
12. Please tell us how you considered whether the retained OppFi Units held by Members, as presented in the organizational structure on page 38, represent a non-controlling interest that should be presented in the pro forma balance sheet and income statement. Please provide all the relevant facts and circumstances related to the units and identify all of the relevant accounting guidance you considered and identify the key guidance that supports your determination.
Adjustments to Unaudited Pro Forma Combined Balance Sheet, page 125

13. We note adjustment F represents the pro forma adjustment to eliminate the OppFi
         Preferred Units. Please revise to disclose all the relevant facts and circumstances related to this adjustment or refer to the portion of the document that explains this transaction.
14. We note adjustment J represents the pro forma adjustment for the cashless exercise of
         OppFi   s outstanding warrants. Please revise to disclose all the
relevant facts and
         circumstances related to this adjustment or refer to the portion of the document that explains this transaction.
15. Please tell us why you do not present a pro forma adjustment related to Earnout Units that will be issued to the Members as of the Closing Date as discussed on page 139.
Net Income per Share, page 126

16. Please revise to present only income available to common shareholders or tell us why you believe presenting income available to Retained OppFi Unitholders is appropriate and consistent with ASC 260.
Proposal No. 1     The Business Combination Proposal
The Business Combination Agreement - Termination, page 142

17. Please state if the parties agreed to pay any fees in the event that the business combination agreement is terminated.
Certain OppFi Projected Financial Information, page 165

18. We note that you present Adjusted EBITDA and Adjusted Net Income for 2021, 2022,
         and 2023 in your projections on page 166. Please revise to include a reconciliation consistent with the guidance in Item 10(e)(1)(i)(B). Please also refer to CD&I Question
         102.10 for guidance.
Non-GAAP Measures, page 167

19. Please revise to clarify why you believe that Adjusted EBITDA provides additional insight into the quality of your earnings.
 Hassan Baqar
FirstName   LastNameHassan
FG New America    AcquisitionBaqar
                              Corp.
Comapany
April       NameFG New America Acquisition Corp.
       16, 2021
April 416, 2021 Page 4
Page
FirstName LastName
20. We note your calculation of Pro Forma Fair Market Value Net Income on page 169.
         Please tell us in detail and revise to disclose what the Loan Loss Reserve Adjustment,
         Capitalization Adjustment, and Increase/ (Decrease) in FMV adjustment represent and how you calculated them.
Information About OppFi, page 232

21. Revise generally the disclosure on the OppFi AI that determines creditworthiness to include, for example, the number of variables distilled and the key metrics relied upon, whether applicants receive a type of credit score, and whether that is disclosed to them and how it impacts their APR, loan cost or other terms, and how loan underwriting and pricing is modified based upon the borrower profile obtained.
22. Noting your disclosure on page 52 that OppFi has a potential for increased losses for new and existing originations caused by applying current AI models to changing economic conditions, including a rapid rise in U.S. unemployment and the effects of government
         stimulus programs,    please disclose whether the AI model is showing
that the
         creditworthiness of the average customer has improved, declined or remained flat in recent periods.
Company Overview, page 233

23. We note your disclosure on page 234 that you perform a search for mainstream lower cost credit products for your applicants as part of the lending process. Please revise to clarify what happens once a lower cost credit product is identified.
24. We note disclosure on page 254 that your originations model has shifted towards a facilitation model with bank partners from a direct origination model. We also note your disclosure on page 257 that the economics of the bank partner model and the direct model are similar and you do not expect a material change to your financials based on the mix of bank partner originations. Please revise here to qualitatively and quantitatively compare and contrast your two origination models clearly identifying the risks and rewards of each model. Specifically discuss the role and functions that the partner serves in the facilitation of a loan including if a partner refers customers to you or you refer customers to a partner and if you refer customers to a partner, how you determine which partner to refer a customer. Additionally, please revise here or in MD&A to discuss the reasons you have shifted towards a bank partner model.
25.      We note disclosure on page 243 that 55% of OppFi   s business is
derived through key
         strategic partners. Please revise to clarify how the strategic partner is rewarded or compensated.
26.      We note your disclosure on pages 56 and F-23 related to your bank partnership
         agreements. Please revise this section to clearly describe these agreements and disclose how many bank partnerships you have. Your disclosure should allow an investor to clearly understand the material terms and conditions and how they impact your financial
 Hassan Baqar
FirstName   LastNameHassan
FG New America    AcquisitionBaqar
                              Corp.
Comapany
April       NameFG New America Acquisition Corp.
       16, 2021
April 516, 2021 Page 5
Page
FirstName LastName
         results, business strategies, and regulatory and other risks. Additionally, please revise to
         clarify how long the Bank   s initial holding period is, to clarify
the company   s
         participation percentage and a description of fees generated or paid.
27. Please provide support for or a brief explanation of the statement that "[l]oans facilitated
         on OppFi   s platform are up to 5 times cheaper than payday loans...."
28. Please revise to explain in greater detail the meaning of the "Underbanked Option APRs"
         graph within your graphic illustration entitled "Superior Value Proposition," including, without limitation, the meaning of the terms "LTO" and "Earned Wage Access" and the various percentage figures, such as -17,000% for bank overdraft.
29. Please revise your disclosure in the second full paragraph on page 234 to address the following:
             Noting your statement that your proprietary algorithms are
bank-approved,    please
              clarify what    bank-approved    specifically means in this
context.
             Provide support for your statement that traditional credit scores "are typically not the
              most accurate predictor of this consumer   s ability and
willingness to repay."
30. We note your disclosure in the penultimate paragraph on page 234 that "[s]ome OppFi consumers also have access to Salary Tap...." Please clarify which customers have access
         to Salary Tap. Also please quantify the percentage of loans for which customers have used Salary Tap as a repayment mechanism in recent periods.
31.      Noting your statement on page 235 that OppFi was    named the eighth
fastest-growing
         Chicagoland company in 2020,    please clarify the standard used for
this measurement.
OppFi's Solution, page 238

32. Please revise to include a graphic illustrating each step in the loan process from application to repayment, including:
             an enhanced narrative describing how each step in the process works;
             the parties involved in the loan process; and the life cycle of the loan products.
33. Please revise to disclose the weighted-average APR charged by you and your partner banks, if different, for each period presented and discuss any changes or trends.
34. Please revise to discuss the profitability of a new loan as compared a refinanced loan.
35. Please revise to disclose the percentage of loans fully paid off without a refinancing for each period presented and discuss any changes or trends.
OppFi's Competitive Advantages
Digitally-native solution, page 241

36. Please revise to explain in greater detail how OppFi's relationship with its bank partners
         "operates much akin to the 'Managing General Agent' relationship with an insurance
 Hassan Baqar
FG New America Acquisition Corp.
April 16, 2021
Page 6
         carrier...," as you state in the second paragraph on page 241. Integrated and efficient multi-channel marketing approach, page 243

37. Noting your decreasing trend in marketing cost per loan and increasing trend in the originations sourced through partners, please revise to discuss how your marketing costs per loan are impacted by loans facilitated by partners. For example, clarify if and how you incur marketing costs related to this origination model and how they compare to your direct origination model.
Legal Proceedings, page 253

38. Please revise the "Legal Proceedings" section to include a cross-reference to the related risk factor disclosure elsewhere (e.g., on pages 79 and 86).
39. We note your disclosure that OppFi intends to cooperate with the CFPB in its investigation and that "impacted consumers were already provided with redress."
         Please revise to clarify the nature of such redress, and quantify the same, to the extent material.
OppFi Management's Discussion and Analysis of Financial Condition and Results of Operations, page 253

40.      Please revise your Management   s Discussion and Analysis (MD&A) to
discuss your
         financial condition and changes in financial condition for each of the periods presented as required by Item 303(a) of Regulation S-K.
Key Performance Metrics, page 254

41. We note disclosure that OppFi regularly reviews several metrics to evaluate its business, measure its performance, identify trends affecting its business, formulate financial projections and make strategic decisions. Please revise to disclose and discuss all material metrics you regularly review.
42. Please revise to disclose the servicing cost per loan for each period presented and discuss any significant changes or trends.
Total Net Originations, page 254

43. Please revise to disclose net originations by new and refinanced loans and discuss any significant changes or trends.
FirstName LastNameHassan Baqar
44. Please revise to disclose the average yield for your finance receivables for the periods
Comapany   NameFG
       presented,     New how
                  disclose America
                                you Acquisition   Corp.
                                     determined the  yield and discuss any
significant changes or
       trends.
April 16, 2021 Page 6
FirstName LastName
 Hassan Baqar
FirstName   LastNameHassan
FG New America    AcquisitionBaqar
                              Corp.
Comapany
April       NameFG New America Acquisition Corp.
       16, 2021
April 716, 2021 Page 7
Page
FirstName LastName
Marketing Cost per Funded Loan, page 255

45. Please revise to disclose your marketing cost per funded loan separately for new loans and discuss any significant changes or trends.
46. To the extent you incur significantly different marketing costs for loans facilitated by a partner as compared to a directly originated loan, please revise to disclose this metric separately for each model and discuss any significant changes or trends.
Net Charge-Offs as a Percentage of Average Receivables, page 255

47. We note you disclose that you charge-off loans after they are more than 90 days delinquent. Please revise to clarify this disclosure noting $13,078,710 of loans 90+ days delinquent disclosed on page F-31.
Results of Operations, page 256

48. Please revise to clarify what loan related income represents. If material, quantify the amounts for the periods presented, discuss trends and disclose your accounting policies in your financial statements.
Income Recognition, page F-24

49. We note on pages 163 and 233 that you do not charge late fees. We also note disclosure that fees for late payments are recognized as incurred. Please revise to clarify this apparent inconsistent disclosure.
50. You disclose that you discontinue and reverse the accrual of interest income on installment contracts when they become up to 60 days past due based on a recency basis or up to 90 days past due based on a contractual basis. You also disclose that you resume the accrual of interest when the account is current on a recency or contractual basis.
         Noting $13,078,710 of finance receivables 90+ days delinquent on a contractual basis (F-
         31) and $7,559,700 of finance receivables on nonaccrual status (F-31) at December 31,
         2020, please revise your disclosure to clarify your interest accrual policies for accounts that are 90+ days delinquent on a contractual basis.
Delinquency, page F-26

51.      Please revise to describe what is considered a qualifying payment.
Note 10. Fair Value Measurements, page F-39

52.      Please revise to include the information required by ASC 825-10-50-10.
Note 11. Commitments, Contingencies and Related Party Transactions, page F-39

53. We note your disclosure related to the materiality of your legal contingencies on page F-
         40. In accordance with ASC 450-20-50, please revise to clearly disclose the following
 Hassan Baqar
FG New America Acquisition Corp.
April 16, 2021
Page 8
         information for your legal contingencies in aggregate or individually:

                The amount or range of reasonably possible losses in addition to amounts accrued, or
                That reasonably possible losses cannot be estimated, or That any reasonably possible losses in addition to amounts accrued are not material to
              your financial statements.
General

54. Please revise so that the text within the various charts and graphics throughout your filing are legible (e.g., the footnotes to the graphics on pages 167, 233 and 235 - 237).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact William Schroeder at 202-551-3294 or Michael Volley at 202-551-
3437 if you have questions regarding comments on the financial statements and related matters.
Please contact Jessica Livingston at 202-551-3448 or David Lin at 202-551-3552 with any other questions.



FirstName LastNameHassan Baqar                                 Sincerely,
Comapany NameFG New America Acquisition Corp.
                                                               Division of
Corporation Finance
April 16, 2021 Page 8                                          Office of
Finance
FirstName LastName